October 27, 2020

Via E-mail

William J. Bielefeld, Esq.
Matthew J. Carter, Esq.
Dechert LLP
1900 K Street NW
Washington, DC 20006

Aaron J. Schlaphoff, P.C.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

       Re:     Stone Point Capital Credit LLC
               Registration Statement on Form 10
               File No. 000-56209

Dear Messrs. Bielefeld, Carter and Schlaphoff:

         On September 29, 2020, you filed a registration statement on Form 10 on behalf of Stone
Point Capital Credit LLC (the    Company   ). We have reviewed the registration
statement and
have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

         We note that the Company is voluntarily registering shares of its common stock under
Section 12(g) of the Securities Exchange Act of 1934 (   Exchange Act   ).
Please note that a filing
on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed
within this 60-day time period, you should consider withdrawing the Company   s
Form 10 prior
to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.
 William J. Bielefeld, Esq., Matthew J. Carter, Esq. and Aaron J. Schlaphoff,
P.C.
October 27, 2020
Page 2


                                       LEGAL COMMENTS
General

1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally or on exhibits added in any pre-effective amendments.

Explanatory Note

2. Please disclose in this section in bold font and in bullet points that: (a)
the Company   s shares
   may not be sold without the written consent of the Adviser; (b) the shares are not currently listed on an exchange, and it is uncertain whether a secondary market will develop; (c)
   repurchases of shares by the Company, if any, are expected to be very limited; and (d) an investment in the Company may not be suitable for investors who may need the money they invest in a specified time frame.

Forward-Looking Statements

3. In listing the factors that may cause actual results to differ materially
from the Company   s
   forward-looking statements, please consider including a statement regarding the discontinuation of LIBOR and transition to new reference rates.

Item 1. Business

The Company (page 3)

4. The third paragraph of this section discusses the Company   s various types
of investments.
   Please disclose, as applicable, the expected credit quality of the Company s planned investments.

5. The third paragraph of this section also discusses the Company   s
investments in loans. If the
   Company intends to invest in covenant-lite loans, please describe such loans and the extent to which the Company may invest in such loans. In addition, please disclose in the Risk Factors section the heightened risks associate with covenant-lite loans.

6. The second full paragraph on page four suggests that the Company may generate income from loan origination fees. Please disclose the following with respect to loans originated by the Company:

        a. Any limits on loan origination by the Company (e.g., the amount of loans originated as a percentage of net assets);

        b. a description of the overall loan selection process;
 William J. Bielefeld, Esq., Matthew J. Carter, Esq. and Aaron J. Schlaphoff,
P.C.
October 27, 2020
Page 3


        c. a description of the Company   s underwriting standards for these
loans; and

        d. whether the Company will be involved in servicing the loans and, if so, a description of its servicing obligations.

Investment Objective and Strategy (page 6)

7. The second paragraph of this section indicates that, notwithstanding EBITDA and revenue
   considerations,    the Adviser may determine whether companies qualify as
middle market    in
   its sole discretion. Please disclose factors that the Adviser will consider in making such determination.

The Private Offering (page 9)

8. The staff notes that the    Consequences of Default    on page 38 discusses
the consequences to
   an investor if the investor fails to provide funds for drawdowns of capital commitments.
   Please include similar disclosure in the    Private Offering    section so
that such disclosure
   appears earlier in the registration statement.

Investment Advisory Agreement     Incentive Fee (page 10)

9. Please provide a graphic depiction of the incentive fees based on net investment income and capital gains. In addition, please provide examples explaining the operation of each.

The Administrator (page 11)

10. Please clarify whether the Company will pay a fee to the Administrator under the
    Administration Agreement.

Expenses (page 11)

11. Please consider including a fee table in this section that conforms to the requirements of Item
    3.1 of Form N-2. Please also consider including an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. The staff believes that such disclosure would be helpful to investors.

12. Please disclose whether the Company and the Adviser have entered into any expense limitation agreements. If so, please disclose whether the Adviser may recoup any fees and the terms of such recoupment.

Regulation as a Business Development Company (page 15)

13. Consider whether any revised disclosure is necessary to the first full paragraph on this page, which discusses investment limitations, if the Company plans to rely on new Rule 12d1-4.
 William J. Bielefeld, Esq., Matthew J. Carter, Esq. and Aaron J. Schlaphoff,
P.C.
October 27, 2020
Page 4


Material U.S. Federal Income Tax Considerations     Taxation as a RIC (page 21)

14. The disclosure in the final paragraph on this page suggests that the Company may hold original issue discount instruments. To the extent that original issue discount instruments,
    such as payment-in-kind (   PIK   ), constitute a significant portion of
the Company's income,
    please disclose in the Risk Factors section that investors will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

        a. The higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

        b. PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

        c. Market prices of PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero-coupon bonds, but more volatile than cash pay securities;

        d. Because original issue discount income is accrued without any cash being received by the Company, required cash distributions may have to be paid from offering proceeds or the sale of Company assets without investors being given any notice of this fact;

        e. The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan;

        f. Even if the accounting conditions for income accrual are met, the borrower could still
           default when the Company   s actual payment is due at the maturity
of the loan; and

        g. Original issue discount creates risk of non-refundable cash payments to the Adviser based on non-cash accruals that may never be realized.

Item 1A. Risk Factors

Risks Related to the Company   s Business and Structure   ESG (page 46)

15. The disclosure discusses the risks the Company faces if it fails to consider ESG factors in its investment process. If the Company will include any ESG considerations when investing,
    please disclose such considerations when discussing the Company   s
investment strategy.
 William J. Bielefeld, Esq., Matthew J. Carter, Esq. and Aaron J. Schlaphoff,
P.C.
October 27, 2020
Page 5

                                     ACCOUNTING COMMENTS

Item 1. Business

Investment Advisory Agreement     Base Management Fee (page 10)

16. This section refers to    gross assets.    This is the first time that this
term appears in the
    registration statement, and it has not been defined. Please explain what is meant by this term.

Investment Advisory Agreement     Incentive Fee (page 10)

17. Please define    pre-incentive fee net investment income.

18. Please confirm whether the Company will invest in swaps and, if so, that it will look through such investments to calculate the Incentive Fee.

Item 2. Financial Information

Offering and Organizational Expenses (page 59)

19. Please disclose the Company   s accounting policy for organization and
offering costs.


                                        *    *   *    *     *   *

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Should you have any questions regarding this letter, please contact me at
(202) 551-4716.

                                                          Sincerely,

                                                          /s/ Christopher R.
Bellacicco

                                                          Christopher R.
Bellacicco
                                                          Attorney-Adviser

cc:     Vincent J. DiStefano, Branch Chief
        Christian T. Sandoe, Assistant Director